UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Third Quarter 2013

Buenos Aires, Argentina, November 13, 2013 – Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor, today announced its results for the third quarter of 2013. All figures are stated in Argentine Pesos and have been prepared in accordance with International Financing Reporting Standards (“IFRS”). Solely for the convenience of the reader, Peso amounts as of and for the period ended September 30, 2013 have been translated into U.S. Dollars at the buying rate for U.S. Dollars quoted by Banco de la Nación Argentina (Banco Nación) on September 30, 2013 of Ps. 5.793.

HIGHLIGHTS

Sale of EMDERSA and Transfer of Credits.

On September 17, 2013, the Company approved an irrevocable offer for the sale of its indirect stake in EMDERSA, the parent company of EDELAR, to Energía Riojana S.A. (ERSA) a full grounded Company of the Government of the Province of La Rioja, and the transfer of certain credits held with EMDERSA and EDELAR..

The offer was accepted and the transaction was closed and effectively carried out on October 30, 2013. The total price agreed amounts to Ps. 75.2 million and is payable in 120 monthly and consecutive installments, with a grace period of 24 months.

On October 31, the Company has completed the operations regarding the sale of its stake in EMDERSA, EDELAR’s controlling company and the transfer of credits related to both these companies to the Government of La Rioja for Ps. 55.7 million and Ps..19.5 million respectively.

Merge with the subsidiary Emdersa Holding

On October 7, 2013, the Company resolved to initiate the proceedings pursuant to which the Company will absorb Emdersa Holding in order to optimize its resources, simplifying its corporate, administrative and operating structure. This merge has no impact on the Company´s finances.

EGSSA’s Sale

On October 4th 2013, Pampa Energía paid the balance of principal and interest relating to EGSSA’s sale for a total of Ps. 53.3 million, through the delivery of the Company’s Senior Notes due 2022 for a nominal value of U$S 10.0 Million and Ps. 0.5 million in cash.

Agreement for the supply of electric power to Mitre and Sarmiento railway lines

In September 2013, the Company and the Interior and Transport Ministry entered into an agreement whereby the Federal Government will partially finance the necessary electric works to meet the greater power requirements of the Mitre and Sarmiento Railway lines. The total works amount to Ps.114.3 million, of which the Federal Government will contribute Ps. 60 million.

Third Quarter 2013

Third Quarter 2013 Operating Figures

	OPERATING FIGURES
In million of Pesos	3Q 2013	3Q 2012	% Change vs. 2012
Net Sales	911.7	732.4	24.5%
Electric power purchases	(589.5)	(477.2)	23.5%
Net Operating Loss	(413.5)	(254.0)	62.8%
Net Loss	(512.3)	(277.1)	84.9%

Net Sales increased 24.5% to Ps. 911.7 million in the third quarter of 2013 from Ps. 732.4 million in the third quarter of 2012, mainly due to the additional income from the Resolution No. 347/12 which represents approximately Ps. 142.2 million and an increase in the volume of energy sold.

Volume of Energy Sold increased 6.1% to 5,893 GWh in the third quarter of 2013 from 5,552 GWh in the third quarter of 2012, mainly due to an increase of 12.9% in sales in residential customers and a 9.7% increase in small commercial customers partially compensated by a decrease in sales of medium commercial and industrial customers.

Electric Power Purchases increased 23.5% to Ps.589.5 million in the third quarter of 2013 from Ps. 477.2 million in the third quarter of 2012, basically due to an increase in the cost set for mobile generation of Ps. 96.3 million and an increase in demand.

Net Operating Loss increased Ps. 159.5 million, to a loss of Ps. 413.5 million in the third quarter of 2013 from a loss of Ps. 254.0 million in the third quarter of 2012. This negative result was due to the increases in transmission and distribution expenses of Ps. 170.2 million, in selling expenses of Ps. 39.5 million and other net expenses of Ps. 20.0 million, partially offset by a decrease in administrative expenses of Ps. 3.4 million. These increases were generated basically by the salaries increases granted in 2013, an increase in ENRE penalties of Ps. 32.7 million and an increase in fees and remuneration for services of Ps. 46.6 million, also related to salary increases.

Net Loss increased Ps. 235.2.million, to a loss of Ps. 512.3 million in the third quarter of 2013 from a loss of Ps. 277.1 million in the same period of 2012, mainly due to the increase in costs described above, exchange differences of Ps. 80.7 million and commercial interests accrued to CAMMESA of Ps. 188.6 million partially offset by Aeseba’s Sale Trust repurchase of Edenor Notes due 2017 and 2022 of Ps. 21.9 million and positive inflow of Ps. 153.5 million in income tax.

Third Quarter 2013

Adjusted EBITDA

Adjusted EBITDA has decreased to a loss of Ps. 288.3 million as of September 30 , 2013 vis à vis a loss of Ps. 116.1 million for the same period of 2012.

	3Q 2013	3Q 2012

	(in million of Pesos)
Operating Loss	(413.5)	(254.0)
Depreciation of PP&E	52.6	48.1
Loss on interest in subsidiaries	0.0	0.1
EBITDA	(360.9)	(205.8)
PUREE Funds	58.2	84.4
Commercial Interests	14.4	5.3
Adjusted EBITDA	(288.3)	(116.1)

Discussion of Financial Results:

Operating Expenses

	Transmission & Distribution			Selling			Administrative			Total Expenses		% Variación
	expenses			expenses			expenses
	3Q 2013	3Q 2012	% Variation	3Q 2013	3Q 2012	%Variation	3Q 2013	3Q 2012	%Variation	Nine Month Ended September 30,
										2013	2012
Salaries and social security taxes	185,044	105,685	75.1%	45,249	26,823	68.7%	32,823	35,118	(6.5%)	762,667	492,391	54.9%
Pension Plan	3,864	6,869	(43.7%)	977	1,702	(42.6%)	1,064	1,687	(36.9%)	17,716	20,440	(13.3%)
Communications Expenses	2,036	2,078	(2.0%)	7,870	4,521	74.1%	478	392	21.9%	30,249	21,869	38.3%
Allowance for doubtful accounts	0	0	0.0%	8,934	6,015	48.5%	-	-	0.0%	36,373	14,336	153.7%
Supplies Consumption	39,892	24,797	60.9%	-	470	(100.0%)	2,177	1,068	103.8%	86,978	67,274	29.3%
Rent and Insurance	1,617	888	82.1%	-	72	(100.0%)	5,540	4,308	28.6%	21,010	15,848	32.6%
Security Services	5,813	2,680	116.9%	142	224	(36.6%)	2,886	872	231.0%	20,511	11,592	76.9%
Fees and remuneration for services	171,066	125,411	36.4%	51,984	44,532	16.7%	11,134	17,692	(37.1%)	683,636	515,207	32.7%
Public Relations and Marketing	0	0	0.0%	-	-	0.0%	1,077	920	17.1%	2,123	2,181	(2.7%)
Advertising and Sponsorship	0	0	0.0%	-	-	0.0%	554	475	16.6%	1,093	1,124	(2.8%)
Reimbursement to personnel	319	236	35.2%	45	49	(8.2%)	273	230	18.7%	1,509	1,393	8.3%
Depreciation of property, plant and equipment	48,239	43,105	11.9%	2,296	3,568	0.0%	2,058	1,445	-	156,972	143,074	9.7%
Directors and Supervisory Committee member´s fees	0	0	0.0%	-	-	0.0%	630	630	0.0%	1,890	1,913	(1.2%)
ENRE penalties	49,346	25,286	95.2%	12,405	3,815	225.2%	-	-	-	166,928	73,191	128.1%
Taxes and Charges	0	0	0.0%	7,861	6,453	21.8%	1,448	762	0.0%	27,079	20,617	31.3%
Other	43	20	115.0%	9	6	50.0%	287	202	42.1%	1,142	1,086	5.2%
Total	507,279	337,055	50.5%	137,772	98,250	40.2%	62,429	65,801	-5.1%	2,017,876	1,403,536	43.8%

Third Quarter 2013

Sales

The following table shows our energy sales by category of customer (in GWh) and the number of clients for each category:

	3Q 2013		3Q 2012		Variation	Clients		Clients
	In Gwh	%	In Gwh	%		September-13	September-12	Variation
Residential	2,837	48.1%	2,512	45.2%	12.9%	2,402,805	2,374,496	1.2%
Small Commercial	432	7.3%	394	7.1%	9.7%	312,164	311,395	0.2%
Medium Commercial	415	7.0%	428	7.7%	(3.0%)	32,297	31,255	3.3%
Industrial	793	13.5%	827	14.9%	(4.1%)	6,333	6,149	3.0%
Wheeling System	1,093	18.5%	1,066	19.2%	2.6%	723	709	2.0%
Others
Public Lighting	187	3.2%	186	3.3%	0.8%	22	22	0.0%
Shantytowns and Others	136	2.3%	140	2.5%	(3.0%)	385	377	2.1%
Total	5,893	100.0%	5,552	100.0%	6.1%	2,754,729	2,724,403	1.1%

Capital Expenditures

During the third quarter of 2013, our capital expenditures amounted to Ps. 225.4 million, compared to Ps. 130.1 million in the third quarter of 2012. This increase was mainly due to the funds raised under the Trust created by Resolution 347/2012 which are used exclusively to finance infrastructure and corrective maintenance of the facilities.

Our capital expenditures in the third quarter of 2013 consisted mainly of the following:

  Ps. 180.1 million in new connections due to the increase in our customer base and grid enhancements;
  Ps. 29.0 million in network maintenance and improvements;
  Ps. 2.8 million in legal requirements;
  Ps. 0.7 million in communications and telecontrol; and
  Ps. 12.8 million of other investment projects.

For the nine month period ended September 30, 2013, our Capital Expenditures totalized to Ps. 694.8 million, compared to Ps..346.5 million in the same period of 2012, including capitalized costs in property, plant and equipment.

Third Quarter 2013

PUREE FundsPUREE Funds For the nine month period ended September 2013, PUREE funds increased 17.0%, amounting Ps..338.1 million vis à vis Ps. 288.9 million in the same period of 2012.	Energy Losses In the third quarter of 2013 energy losses decreased 0.5 bps compared to the third quarter of 2012.

Debt Status

As of today, the outstanding principal amount of our dollar denominated financial debt (net of the senior notes due 2022 that we hold and the notes due 2022 and 2017 held by AESEBA Sale Trust) is US$ 211.4 million, consisting of US$ 14.8 million principal amount of Senior Notes due 2017 and US$ 196.6 million principal amount of Senior Notes due 2022.

Third Quarter 2013

About EDENOR

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos). Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 7 million people and an area of 4,637 sq. km. In 2012, Edenor sold 20,760 GWh of energy and purchased 23,934 GWh of energy, with net sales of approximately Ps. 3.0 billion and net loss of Ps. 1,016.5 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Edenor S.A.
6363 Del Libertador Avenue, 4th Floor
(C1428ARG) Buenos Aires, Argentina
Fax: 5411.4346.5358
investor@edenor.com
www.edenor.com

Conference Call Information

There will be a conference call to discuss Edenor’s quarterly results on Wednesday, November 13, 2013, at 12:00 a.m. Buenos Aires time / 10:00 a.m. New York time. For those interested in participating, please dial + 1(877) 317 - 6776 in the United States or, if outside the United States, +1(412) 317-6776 or 0800-444-2930 in Argentina. Participants should use conference ID Edenor and dial in five minutes before the call is set to begin. There will also be a live |audio webcast of the conference at www.edenor.com in the Investor Relations section.

There will be a replay of the conference call available 1 hour after the end of the conference through 11/13/2013 12:00 a.m. NY Time. To access the replay, please dial 1(877) 344-7529 or 1(412) 317-0088. The Conference ID: 10035585

For more information, please access: www.edenor.com ; www.cnv.gob.ar

Third Quarter 2013

Income Statement, Cash Flow and Balance Sheet*
(For the nine month period ended September 30, 2013 and 2012
in thousands of U.S. dollars and Argentine Pesos)

Financial tables have been converted into U.S. dollars at a rate of Ps. 5,793 per dollar, the buying rate as of September 30, 2013, solely for the convenience of the reader.

Standalone Income Statement
	09.30.2013		09.30.2012
Continuing Operations	US$	AR$	AR$
Revenue from sales	443,378	2,568,491	2,167,439
Electric power purchases	(273,281)	(1,583,119)	(1,306,808)
Subtotal	170,097	985,372	860,631
Transmission and distribution expenses	(240,701)	(1,394,383)	(973,446)
Gross Loss	(70,604)	(409,011)	(112,815)
Selling expenses	(69,164)	(400,669)	(259,933)
Administrative expenses	(38,464)	(222,824)	(170,157)
Other operating expenses, net	(13,311)	(77,111)	(57,704)
Loss on interest in subsidiaries	(256)	(1,484)	(2,444)
Gain (Loss) from interest in joint ventures	1	4	(21)
Operating loss before Resolution SE 250/13	(191,800)	(1,111,095)	(603,074)
Higher costs recognition- Resolution SE 250/13	381,948	2,212,623	-
Operating profit (loss)	190,148	1,101,528	(603,074)
Net financial expense	(47,604)	(275,768)	(158,006)
Profit (Loss) before taxes	142,544	825,760	(761,080)
Income tax	10,662	61,763	71,135
Profit (Loss) for the period from continuing operations	153,206	887,523	(689,945)
Discontinued operations	(16,659)	(96,503)	62,967
Profit (Loss) for the year	136,548	791,020	(626,978)

Basic and diluted earnings (loss) per share:
Earnings (Loss) per share from continuing operations	0.18	1.03	(0.77)
(Loss) Earnings per share from discontinued operations	(0.02)	(0.11)	0.07

Standalone Cash Flow
	09.30.2013		09.30.2012
Changes in chash and cash equivalents	US$	AR$	AR$
Cash and cash equivalents at beginning of year	10,885	63,059	98,227
Exchange differences in cash and cash equivalents	1,031	5,970	2,203
Net increase / (decrease) in cash and cash equivalents	37,710	218,454	(57,434)
Cash and cash equivalents at end of period	49,626	287,483	42,996

Profit (Loss) for the period	136,548	791,020	(626,978)
Net cashflow provided by operating activities	172,237	997,769	15,337
Net cash flows used in investing activities	(117,994)	(683,542)	(62,395)
Net cash flow used in financing activities	(16,533)	(95,773)	(10,376)
Net increase / (decrease) in cash and cash equivalents	37,710	218,454	(57,434)

Standalone Balance Sheet
	09.30.2013		09.30.2012
ASSETS	US$	AR$	AR$
Total non-current assets	861,954	4,993,302	4,953,575
Total current assets	421,796	2,443,462	978,689
Other assets available for sale	5,703	33,035	41,518
TOTAL ASSETS	1,289,453	7,469,799	5,973,782
TOTAL EQUITY	208,735	1,209,201	418,181
LIABILITIES
Total non-current liabilities	480,853	2,785,584	3,812,330
Total current liabilities	599,864	3,475,014	1,743,271
TOTAL LIABILITIES	1,080,718	6,260,598	5,555,601
TOTAL LIABILITIES AND EQUITY	1,289,453	7,469,799	5,973,782

*Consolidated figures are no longer shown as the Company has discontinued its operations in subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 12, 2013